                       EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of   March    , 2001

                         Frontline Ltd.
   -----------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
   -----------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline
Ltd. (the "Company"), dated March 14, 2001.

















































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                            EXHIBIT I

FRO - FRONTLINE LTD. ANNOUNCES INTENTION TO LIST ON NEW YORK
STOCK EXCHANGE

Frontline Ltd. (Nasdaq: FRONY) announced today that it intends to apply for listing of its ordinary shares on the New York Stock
Exchange.

Mr. John Fredriksen, Chairman and Chief Executive Officer of Frontline, said: "Moving to the NYSE will be an important milestone for Frontline. We are very excited about the possibility of an NYSE listing and look forward to our first day of trading there. We feel that an NYSE listing will enhance Frontline's presence in the US capital markets and we expect this to improve the liquidity of our shares in the US market. We expect to begin the formal application process shortly."

Frontline's ordinary shares are currently listed in the form of American Depository Receipts, or ADRs, on the Nasdaq National Market under the ticker symbol "FRONY." Concurrently with an NYSE listing, Frontline's ADRs would no longer be traded on the Nasdaq National Market. "Frontline wishes to thank Nasdaq and the Nasdaq National Market for their support and service during the approximately seven years our ADRs have been listed there," said Mr. Fredriksen. In accordance with the agreement governing Frontline's ADRs, Frontline is separately providing a formal 90-day written notice terminating its ADR program. As a result of this 90-day notice requirement, Frontline expects that its new listing on the NYSE will not take place until approximately the middle of June.

Frontline's ordinary shares are also listed on the Oslo Stock
Exchange under the symbol FRO and the London Stock Exchange under the symbol FRO. Those listings are not affected by this announcement.

Frontline Ltd. is a major, Bermuda based, tanker company. Its fleet, which is one of the most modern in the world, consists of 28 Suezmax tankers (of which 8 are Combination Carriers), 32 VLCCs (Very Large Crude Carriers) and 10 dry bulk carriers. Through the corporate transactions undertaken over the last five years, Frontline has emerged as the leading tanker company within the Suezmax and VLCC segments.

March 14, 2001
Hamilton, Bermuda

                     *          *         *




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Information contained in this press release, other than
historical information, may be considered forward-looking in nature and is subject to various risks, uncertainties and assumptions. Those forward looking statements reflect management's plans and intentions based on current conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those planned, anticipated or expected. Key factors that may have a direct bearing on future results include those discussed in Frontline's periodic reports and other information filed with the Securities and Exchange Commission.

Questions should be directed to:

Tor Olav Troim:  Director
+47 23 11 40 00

Ola Lorentzon, Managing Director, Frontline Management AS
+47 23 11 40 00

Tom E. Jebsen, CFO, Frontline Management AS
+47 23 11 40 00































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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                 Frontline Ltd.
                                 ------------------------
                                 (Registrant)



Date     March 14, 2001          By  /s/ Kate Blankenship
                                 ------------------------
                                 Kate Blankenship
                                 Secretary



































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